SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 4


                                       TO


                                   FORM N-8B-2


                               FILE NO. 811-03491


                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST


                                February 9, 2009


                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                               EQUITY FOCUS TRUSTS
                                       AND
                     ROBINSON-HUMPHREY ANNUAL THEMES SERIES
                                       AND
                        THE COUNTRYFUND OPPORTUNITY TRUST
                             (AND SUBSEQUENT SERIES)







              NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES



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I.       ORGANIZATION AND GENERAL INFORMATION

          2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification
                Number of each depositor of the trust.

                First Trust Portfolios L.P.
                120 East Liberty Drive
                Wheaton, Illinois 60187
                Internal Revenue Service Employer Identification
                Number is:  36-3768815

          3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification
                Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                The Bank of New York Mellon
                101 Barclay Street
                New York, New York 10286
                Internal Revenue Service Employer Identification
                Number is:  13-5160382

          4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                First Trust Portfolios L.P.
                120 East Liberty Drive
                Wheaton, Illinois 60187
                Internal Revenue Service Employer Identification
                Number is:  36-3768815


III.     ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

         25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                First Trust Portfolios L.P. is an Illinois limited partnership formed in 1991.

         27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the



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                depositor has ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

                First Trust Portfolios L.P. specializes in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. First Trust Portfolios L.P. acts as Sponsor for successive series of the following investment companies: The First Trust Combined Series; FT Series (formerly known as The First Trust Special Situations Trust); The First Trust Insured Corporate Trust; The First Trust of Insured Municipal Bonds; The First Trust Tax-Exempt Series; The First Trust Unit Investment Trust Series; Fidelity Unit Investment Trust; EST Symphony Trust; Equity Series Trust; CMO Series; Insured Municipal Securities Trust Series; High Income Series; Municipal Securities Trust Series; Government Securities Equity Trust Series; National Municipal Trust; Taxable Fixed Income Trust; Hutton Telephone Trust; Equity Focus Trusts; Uncommon Values Unit Trust and The First Trust GNMA. First Trust Portfolios L.P. is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Officials and Affiliated Persons of Depositor

         28.       (a)     Furnish as at latest practicable date the
                           following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.


        -----------------------------------------  ----------------------------
                                                    Ownership of securities of
        Name                                        the depositor (% of class)
        -----------------------------------------  ----------------------------
        The Charger Corporation (General Partner    1%
        of First Trust Portfolios L.P.)
        -----------------------------------------  ----------------------------
        Grace Partners of DuPage L.P. (Limited     99%
        Partner of First Trust Portfolios L.P.)
        -----------------------------------------  ----------------------------


                   (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                           Reference is made to Exhibit D.


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         29.    Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                Reference is made to Item 28(a).


                              FINANCIAL STATEMENTS

Financial Statements of the Depositor*

         1.       Balance Sheet

         2.       Profit and Loss Statement














______________
* Reference is made to Form X-17A-5 filed by First Trust Portfolios L.P. (File No. 8-43843) as filed on February 28, 2008.


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                                    EXHIBITS

Exhibit A(6)(a)

         Certificate of Limited Partnership of First Trust Portfolios L.P. Reference is made to Amendment No. 1 to Form S-6 of The First Trust Special Situations Trust, Series 18 (File No. 33-42683) and the same is hereby incorporated herein by reference.

Exhibit A(6)(b)

         Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. Reference is made to Amendment No. 1 to Form S-6 of The First Trust Special Situations Trust, Series 18 (File No. 33-42683) and the same is hereby incorporated herein by reference.

Exhibit A(11)

         Code of Ethics of First Trust Portfolios L.P. Reference is made to Amendment No. 1 to Form S-6 of FT 415 (File No. 333-31176) and the same is hereby incorporated herein by reference.

Exhibit D

         Directors and Officers of the First Trust Portfolios L.P. Reference is made to Exhibit D of Amendment No. 5 to Form N-8B-2 (File No. 811-02629) filed on behalf of the Corporate Securities Trust, Intermediate-Term Debt Series and Taxable Fixed Income Trust as filed on February 6, 2009.


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                                    SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the registrant has caused this Amendment No. 4 to the registration statement to be duly signed on behalf of the registrant in the city of Wheaton and state of Illinois on the 9th day of February, 2009.


                                            By:   FIRST TRUST PORTFOLIOS L.P.



                                            By: /s/ Jason T. Henry
                                                -------------------------------
                                                Jason T. Henry
                                                Senior Vice President